September 3, 2008

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RE:	Zones, Inc.
Form 10-K, for Fiscal Year Ended December 31, 2007
File No. 00-28448

To Whom It May Concern:

We have reviewed the additional comments included in your letter dated August 14, 2008 regarding our Form 10-K filing for the year ended December 31, 2007.  For ease of reference, we have included the Staff’s comments in their entirety preceding each of our responses.

Item 9A – Controls and Procedures
We note that in your amended Form 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year.  In our letter dated July 21, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.  Please tell us what factors you considered and highlight for us those factors that supported your conclusion.  Otherwise, please further amend Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

In response to the Staff’s comment, we respectfully submit that the Company does currently, and as of December 31, 2007 did, maintain effective disclosure controls and procedures designed to ensure that material information required to be disclosed by us in our periodic report is recorded, processed, summarized and reported as appropriate.

Fiscal year 2007 was our initial year to report management’s assessment of our internal controls over financial reporting.  Our Board of Directors, senior management and internal process owners were aware of our intense focus on documenting and testing our internal controls over financial reporting throughout 2007.  Specific to our disclosure controls and procedures, we have documented processes in place designed to ensure that our management, including members of our disclosure committee, corporate attorneys and external auditors are involved in the preparation and review of our periodic filings.  Our senior management team sub-certifies on a quarterly basis that all information is known and communicated.  Our disclosure committee meets quarterly to discuss operations, review summary financial information prepared for disclosure in the periodic filings and to review unexpected events, if any, which occurring during the quarter.  The disclosure committee, including our chief financial officer, then meets quarterly with our Audit Committee to review their findings and answer any questions regarding the periodic filing.  This review process allowed management and our Board of Directors to determine that our disclosure controls and procedures in place as of December 31, 2007 were effective as of December 31, 2007.  We do not believe that our inadvertent omission of management’s report on internal control over financial reporting is a defect in our disclosure controls and procedures, just human error during the administrative filing process in March of 2008.

Based on the above, we confirm that, after taking into account our inadvertent omission of managements report on internal control over financial reporting in our Form 10-K, our conclusion regarding the effectiveness of our disclosure controls and procedures as of December 31, 2007 has not changed.

Please revise your disclosure regarding changes in internal control over financial reporting to state that there were no changes in internal control over financial reporting during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Refer to Item 308(T)(b) of Regulation S-K.

In response to the Staff’s comment, we respectfully submit that we will amend our Form 10-K/A filing to report there were no changes in internal control over financial reporting during the fourth fiscal quarter.

General
The report must be signed on your behalf by your principal executive officer, principal financial officer, principal accounting officer, and by at least the majority of the board of directors. Refer to Exchange Act Rule 12b-15 and general instructions D(2) of Form 10-K.  Please amend the filing to conform to the signature requirements of Form 10-K.

In response to the Staff’s comment, we respectfully submit that we will amend our Form 10-K/A filing to include the necessary signatures.

Sincerely,

/S/ RONALD MCFADDEN

Ronald McFadden
Senior Vice President and
Chief Financial Officer